

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 30, 2015

<u>Via E-Mail</u>
Mr. Ronald K. Williams
Chairman of the Board, President, Chief Executive Officer
ForeverGreen Worldwide Corporation
644 North 2000 West
Lindon, Utah 84042

> **Re:** **ForeverGreen Worldwide Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 24, 2015**
> **File No. 000-26973**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis</u>

<u>Results of Operations, page 18</u>

1.   We note you report $58.3 million net revenues for fiscal year 2014, a 229 percent increase from net revenues for fiscal year 2013. You state that your source of revenues is from the sales of various foods, other natural products, member sign up fees, kits, freight and handling to deliver products to the members and customers, and that the increase in revenues is directly related to the increased number of members and their business. Given the significant year to year increase in your net revenues, please expand your disclosure to quantify and discuss in more details each significant component of revenues that contributed to the increase, considering types of products, changes in product mix,

prices, volumes, and any other event, transaction or change materially affecting your revenues that should be described in order to better understand your results of operations. Refer to Regulation S-K Item 303(a)(3) for more guidance.

2.   We note that you attribute your increase in revenues to the increased number of members; while you also indicate both that your revenues depend directly upon your members (*see e.g.*, page 8) and that you cannot assure the number, growth, or productivity of your members (*see e.g.*, page 9). Item 303(a)(3)(i) of Regulation S-K requires a discussion of those significant components of revenues necessary to understand the results of operations. Therefore, please revise your discussion of revenues to disclose how many members you have for each period presented. If you do not believe such disclosure is necessary to understanding your operations, please explain the reasons for your belief.

3.   You disclose that during 2014, you made an effort to attract significant direct marketing leaders, the costs of which are recorded under selling and marketing expenses, and that this strategy has been "hugely successful" as evidenced by your increase in revenues. Please clarify what is a "direct marketing leader." Please also explain the costs associated with attracting direct marketing leaders, and how these direct marketing leaders led to an increase in your revenues for 2014. For instance, you earlier disclose that the increase in revenues in 2014 was directly related to the increased number of members and their business. Accordingly, please explain how attracting direct marketing leaders led to an increase in the number of your members.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page 28

4.   We note you disclose on pages four through eight that you have three key pillars of business with separate but complementary focus areas: FGXpress, The Farmer's Market, and the U of YOU personal development trainings, and you identify both services and a range of products associated with these businesses. However, we also note that you have not provided operating segment disclosures pursuant to FASB ASC paragraphs 280-10-50-10, including the disclosures outlined in paragraphs 280-10-50-20 to 50-26, nor disclosure of revenues for each product and service or each group of similar products and services pursuant to FASB ASC 280-10-50-40. Please submit the revisions that you propose to comply with these requirements or explain how you have followed this guidance or why you believe it does not apply to you.

Controls and Procedures, page 40

5.   We note your disclosure stating that your disclosure controls and procedures (DCP) were effective, and that your internal control over financial reporting (ICFR) was not effective. Please expand your disclosure to specify the remaining material weaknesses that led to your ineffective ICFR conclusion, and the remediation steps you have taken or plan to

take, including timing, to address the remaining material weaknesses. Additionally, please note that DCP include components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. Given the foregoing, please clarify how you determined the material weaknesses in ICFR did not preclude an effective DCP conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources